805 VETERANS BLVD，#228    REDWOOD CITY, CA　9406   Tel: 650-363-8345    Fax: 650-363-0462

YASHENG GROUP

From : YaSheng Group
805 Veterans Blvd., 228
Redwood City, CA 94063
Tel-650-363-8345
 Fax-650-3630462
Yasheng@yashenggroup.com

April 14, 2012
Via E-mail

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
Washington, D.C. 20549

 Re:               Comment letter from SEC dated April 5, 2012
             Form 10-K/A for fiscal year ended
        December 31, 2010
         Originally filed April 5, 2011
         File No. 000-31899
Dear Ms. Jenkins:

This letter is in response to your comment letter referenced above.  We have filed the 2nd and 3rd amended 10-K’s for the year ended December 31, 2010.  We feel that these amended filings address the comments put forth in the previous two letters.  If you have any further questions we would be happy to address them.

Sincerely /s/ Mei Ping Wu Mei Ping Wu, President Yasheng Group